Exhibit 11.1

Statement Re Computation of Per Share Earnings
(millions, except per share amounts)

	Six Months Ended
	June 30,		Year ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Numerator:
Income (loss) from continuing operations before discontinued operations and cumulative effect of changes in accounting principle	$30	$46	$74	$(47)	$(109)	$60	$118
Discontinued operations	—	2	4	(196)	56	40	52
Cumulative effect of a change in accounting principle	—	(28)	(33)	(368)	—	—	—

Net income available to common stockholders	$30	$20	$45	$(611)	$(53)	$100	$170

Denominator:
Weighted average number of common shares, basic	107.2	105.5	107.8	106.0	104.8	103.5	99.2
Assumed issuance of dilutive shares related to convertible debentures, stock options and restricted stock	0.9	1.0	0.1	—	—	0.7	0.7

Weighted average number of common shares, diluted	108.1	106.5	107.9	106.0	104.8	104.2	99.9

Basic earnings (loss) per share of common stock:
Income from continuing operations	$0.28	$0.43	$0.69	$(0.44)	$(1.04)	$0.58	$1.19
Discontinued operations	—	0.02	0.04	(1.85)	0.53	0.39	0.52
Cumulative effect of a change in accounting principle	—	(0.26)	(0.31)	(3.47)	—	—	—

Net income (loss)	$0.28	$0.19	$0.42	$(5.76)	$(0.51)	$0.97	$1.71

Diluted earnings (loss) per share of common stock:
Income from continuing operations	$0.28	$0.43	$0.69	$(0.44)	$(1.04)	$0.58	$1.18
Discontinued operations	—	0.02	0.04	(1.85)	0.53	0.38	0.52
Cumulative effect of a change in accounting principle	—	(0.26)	(0.31)	(3.47)	—	—	—

Net income (loss)	$0.28	$0.19	$0.42	$(5.76)	$(0.51)	$0.96	$1.70